

Mail Stop 4628

February 12, 2018

<u>Via E-Mail</u>
Abhijit Bhattacharya
Executive Vice President and Chief Financial Officer
Koninklijke Philips N.V.
Philips Center
Amstelplein 2
1096 BC Amsterdam
The Netherlands

     Re: **Koninklijke Philips N.V.**
              Form 20-F for the Fiscal Year Ended December 31, 2016
              Filed February 21, 2017
              File No. 1-05146

Dear Mr. Bhattacharya:

     We refer you to our comment letter dated December 15, 2017 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 /s/ Cecilia Blye

                 Cecilia Blye, Chief
                 Office of Global Security Risk

cc: Marnix van Ginneken
        Executive Vice President, Chief Legal Officer and Secretary
        Koninklijke Philips N.V.

        Amanda Ravitz
        Assistant Director